February 11, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

Attention: Jessica Plowgian

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Acquisition Holdings Corp. (the “Company”)
Definitive Merger Proxy Statement on Schedule 14A
Filed January 26, 2010
File No. 001-33927

Ladies and Gentlemen:

On behalf of the Company, we are responding to the comment on the Company’s definitive proxy statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2010. The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the Staff’s comment in bold, italicized type.

Koosharem Corporation Financial Statements

Note 1. Restatement

1.	Staff Comment: We refer to your response to comment 74 from our letter dated January 7, 2010. We note that you increased your reserve for workers’ compensation insurance during the years ended December 28, 2008 and December 30, 2007. Please tell us whether you reversed any portion of your workers’ compensation reserve during the period ended October 4, 2009 and provide us with a rollforward of your workers’ compensation reserve from December 28, 2008 through October 4, 2009. If you had any reversals during this period, please explain in detail the nature of the reversals and your basis for recording a change in the reserve. Discuss in your response how the reversal impacted your income statement for the period ended October 4, 2009 and whether it impacted the purchase price or the valuation of Select Staffing.

Company Response: The Company advises the Staff that there were no reversals of workers’ compensation reserves during the period ended October 4, 2009. In accordance with industry practice, Select Staffing obtains third-party actuarial studies on a quarterly basis and adjusts its reserve balance on a quarterly basis to reflect in all material respects the actuarial valuation. Pursuant to the Staff’s request, the Company has provided below a roll-forward of Select Staffing’s workers’ compensation reserves from December 28, 2008 through October 4, 2009.

Securities and Exchange Commission

February 11, 2010

Koosharem Corporation

Workers’ Compensation Reserve Roll-forward

12/28/08-10/04/09

(in thousands)

Workers Compensation Reserve G/L Balance at 12/28/08	$56,055
Westaff Workers’ Compensation Reserves—Acquired	25,994
Provision for Workers’ Compensation Reserves	13,311
Claims & Program Costs Paid	(43,762)

Workers Compensation Reserve G/L Balance at 10/04/09	$51,598

* * * * *

In connection with this response to the Staff’s comment, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding the Company’s response, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney For the Firm

cc:	James N. Hauslein
Gaurav V. Burman